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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            WEST ESSEX BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    952698108
                      ------------------------------------
                                 (CUSIP Number)

                             Lori M. Beresford, Esq.
                         Muldoon, Murphy & Faucette LLP
       5101 Wisconsin Avenue, N.W., Washington, D.C. 20016 (202) 362-0840
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 October 2, 1998
      --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box /  /.
                   --


                                                                 SEC 300 (07-98)

                                    SCHEDULE 13D
CUSIP No. 952698108                                   Page  2   of   7   Pages
                                                           ----     ----






   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             West Essex Bancorp, M.H.C.  22-3625863


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                               (b) / /

   3   SEC USE ONLY
   4   SOURCE OF FUNDS*

               00
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               / /
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
             7       SOLE VOTING POWER
      NUMBER OF               2,350,121
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
             8       SHARED VOTING POWER

                           0
             9       SOLE DISPOSITIVE POWER

                        2,350,121
             10      SHARED DISPOSITIVE POWER

                           0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,350,121 Shares
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 / /
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             56.00%
  14   TYPE OF REPORTING PERSON
             HC

Item 1.      Security and Issuer.
             -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of West Essex Bancorp, Inc. (the "Issuer"), a federal stock holding company. The principal executive offices of the Issuer are located at 417 Bloomfield Avenue, Caldwell, New Jersey 07006.

Item 2.      Identity and Background.
             -----------------------

      This Schedule 13D is being filed by West Essex Bancorp, M.H.C. ("the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold the majority of the Issuer's shares of Common Stock. The principal office of the MHC is located at 417 Bloomfield Avenue, Caldwell, New Jersey 07006. During the past five years the MHC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and  incorporated  herein by  reference is a
                  ----------
list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the directors and executive officers of the MHC is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

            On October 2, 1998, the Issuer was formed for the purpose of becoming the stock holding company of West Essex Bank (the "Bank") and the MHC was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Plan of Reorganization (the "Plan of Reorganization"), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On October 2, 1998, 2,350,121 shares of Common Stock were issued to the MHC and 1,847,112 shares of Common Stock were issued to depositors of the Bank and others.

Item 4.      Purpose of Transaction.
             ----------------------

            The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Bank from a mutual form of organization to a stock form of organization and the establishment of the Issuer and the MHC, was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings association. The transaction also gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer only issued a minority of the Common Stock for sale in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings association and to provide community-oriented financial services is expected to be preserved.

      However, while the Mutual Holding Company intends to exercise its rights as majority stockholder, neither the Mutual Holding Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

      (a) The MHC beneficially owns 2,350,121 shares of the Issuer common stock or 56% of outstanding shares.

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      (b) The MHC has sole  power to vote or direct  the vote and sole  power to dispose or direct the disposition of 2,350,121 shares of the Issuer's common stock.

      (c) Other than the issuance to the MHC of the shares of Issuer's Common Stock as of October 2, 1998, the Mutual Holding Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6. Contracts,  Arrangements, Understandings,  or Relationships with Respect
        ------------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Not applicable.

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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       WEST ESSEX BANCORP, MHC



                                       By: /s/ Leopold W. Montanaro
                                           -------------------------------------
                                           Leopold W. Montanaro
                                           President and Chief Executive Officer


Date:  April 20, 1999

















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                                  Schedule I

        Directors and Executive Officers of West Essex Bancorp, M.H.C.
        --------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of West Essex Bancorp, M.H.C. are set forth below. Unless otherwise indicated, all persons are citizens of the United States.


NAME                    BUSINESS ADDRESS                PRINCIPAL OCCUPATION
----                    ----------------                --------------------

William J. Foody        417 Bloomfield Avenue           Chairman of the Board of
                        Caldwell, New Jersey 07006      Directors of  West Essex
                                                        Bancorp,  M.H.C.,   West
                                                        Essex  Bancorp, Inc. and
                                                        West      Essex    Bank.
                                                        Managing partner in  the
                                                        real   estate  firm   of
                                                        Crowe  Family  Holdings.

Leopold W. Montanaro    417 Bloomfield Avenue           Director,  President and
                        Caldwell, New Jersey 07006      Chief  Executive Officer
                                                        of  West  Essex Bancorp,
                                                        M.H.C.,   West     Essex
                                                        Bancorp, Inc. and   West
                                                        Essex Bank.

David F. Brandley       417 Bloomfield Avenue           Director  of  West Essex
                        Caldwell, New Jersey  07006     Bancorp,   M.H.C.,  West
                                                        Essex  Bancorp, Inc. and
                                                        West Essex Bank. Partner
                                                        in   the   law   firm of
                                                        Brandley & Kleppe.

Everett N. Leonard      417 Bloomfield Avenue           Director   of West Essex
                        Caldwell, New Jersey  07006     Bancorp,  M.H.C.,   West
                                                        Essex  Bancorp, Inc. and
                                                        West Essex Bank. Retired
                                                        Verona   Borough Admini-
                                                        strator.

James P. Vreeland       417 Bloomfield Avenue           Director  of  West Essex
                        Caldwell, New Jersey  07006     Bancorp,  M.H.C.,   West
                                                        Essex  Bancorp, Inc. and
                                                        West Essex Bank. Retired
                                                        New    Jersey      State
                                                        Senator.

John J. Burke           417 Bloomfield Avenue           Director   of West Essex
                        Caldwell, New Jersey  07006     Bancorp,   M.H.C.,  West
                                                        Essex  Bancorp, Inc. and
                                                        West     Essex     Bank.
                                                        President of  J.J. Burke
                                                        & Associates.

Dennis A. Petrello      417 Bloomfield Avenue           Executive Vice President
                        Caldwell, New Jersey 07006      and   Chief    Financial
                                                        Officer  of  West  Essex
                                                        Bancorp,   M.H.C.,  West
                                                        Essex  Bancorp, Inc. and
                                                        West Essex Bank.

Charles E. Filippo      417 Bloomfield Avenue           Executive Vice President
                        Caldwell, New Jersey 07006      of   West Essex Bancorp,
                                                        M.H.C. and   West  Essex
                                                        Bancorp, Inc.  Executive
                                                        Vice President and Chief
                                                        Lending  Officer of West
                                                        Essex Bank.

Craig L. Montanaro      417 Bloomfield Avenue           Senior  Vice  President,
                        Caldwell, New Jersey 07006      Secretary  and Treasurer
                                                        of West  Essex  Bancorp,
                                                        M.H.C.,   West     Essex
                                                        Bancorp, Inc. and   West
                                                        Essex Bank.




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